UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MERIX CORPORATION
(Name of Subject Company (Issuer))
4% Convertible Senior Subordinated Notes due 2013
(Title of Class of Securities)
590049AB8
(CUSIP Number of Class of Securities)

David M. Sindelar
Chief Executive Officer
Merix Corporation
15725 SW Greystone Court, Suite 200
Beaverton, Oregon 97006
(503) 716-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copy to:

R. Scott Cohen Weil, Gotshal & Manges LLP 200 Crescent Ct., Suite 300 Dallas, TX 75201 Tel: (214) 746-7700	Todd R. Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,433,504.70	$102.21

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 4% Convertible Senior Subordinated Notes due 2013 (the “Notes”) upon a fundamental change, pursuant to the indenture governing the Notes, calculated as the sum of (a) $1.41 million, representing 100% of the principal amount of the Notes outstanding, plus (b) $23,504.70, representing accrued and unpaid interest on the Notes to, but not including, April 15, 2010.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transaction to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     Pursuant to and subject to the terms and conditions of the Indenture (the “Indenture”), dated as of May 16, 2006, between Merix Corporation, an Oregon corporation (the “Company,” “we,” “us” and “our”), and U.S. Bank National Association, as trustee (the “Trustee”), relating to the Company’s 4% Convertible Senior Subordinated Notes Due 2013 (the “Notes”), this Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission by the Company with respect to the right of each holder of the Notes (the “Repurchase Right”) to require the Company to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the repurchase date, pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase, dated March 16, 2010 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes.
     Holders may tender their Notes until 5:00 p.m., New York City time, on April 13, 2010.
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the Items of this Schedule TO, as more particularly described below. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Merix Corporation, an Oregon corporation. The address of the Company’s principal executive offices is 15725 SW Greystone Court, Suite 200, Beaverton, Oregon 97006 and its telephone number is (503) 716-3700.
(b) The securities that are the subject of the Repurchase Right are the Company’s 4% Convertible Senior Subordinated Notes due 2013 (CUSIP No. 590049AB8). As of March 12, 2010, there are $1.41 million aggregate principal amount of the Notes outstanding. Following the Merger, each share of the Company’s common stock, no par value, was converted into the right to receive 0.1119086 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Viasystems Group, Inc. (the “Viasystems Common Stock” and, together with cash in lieu of fractional shares provided for pursuant to the Merger Agreement, the “Merger Consideration”). As a result, each $1,000 principal amount of the Notes will be convertible into approximately 7.367 validly issued, fully paid and nonassessable shares of Viasystems Common Stock (an amount calculated by multiplying the Conversion Rate in effect immediately prior to the closing of the Merger times the Merger Consideration). As of March 12, 2010, there were approximately 19,979,015 shares of Viasystems Common Stock outstanding.
(c) The information set forth in “Section 3.4—Market for the Notes and Viasystems Common Stock” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a)(1)(i) — (iii), (v) — (viii), (xii) The information set forth in the section entitled “Summary Term Sheet,” “Section 3—Information Concerning the Notes,” “Section 4—Procedures to Be Followed by Holders Electing to Tender Notes for Purchase,” “Section 5—Right of Withdrawal,” “Section 6—Payment for Tendered Notes; Source and Amount of Funds,” “Section 11—Purchases of Notes by the Company and its Affiliates” and “Section 12— Certain United States Tax Considerations” of the Offer to Purchase is incorporated herein by reference.
(a)(1)(iv), (ix)—(xi) Not applicable.
(a)(2) Not applicable.
(b) To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
There are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) The purpose of the tender offer is to comply with the Indenture, which requires the Company, upon the occurrence of a Fundamental Change, to repurchase all Notes tendered at the option of the holders pursuant to the Repurchase Right.
(b) Any Notes accepted for purchase will be cancelled and retired.
(c)(1)-(10) The information set forth in “Section 8—Plans or Proposals of the Company” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) The information set forth in “Section 6—Payment for Tendered Notes; Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) There are no material financing conditions in connection with the Company’s obligation to consummate the Repurchase Right.
(d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) To the best knowledge of the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

(b) Except as described in the Offer to Purchase, to the best knowledge of the Company, no person identified in Item 3 of this Schedule TO, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in “Section 14—No Solicitations” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) The Company does not believe it is required to include financial information or pro forma information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing condition and the offer is for all outstanding Notes.
(b) Not applicable.
Item 11. Additional Information.
(a)(1) To the best knowledge of the Company, there are no material agreements, arrangements, understandings or relationships between the Company and any of its executive officers, directors, controlling persons or subsidiaries that are material to a security holder’s decision whether to sell, tender or hold the Notes.
(a)(2) To the best knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.
(a)(3) There are no applicable anti-trust laws that are material to a security holder’s decision whether to sell, tender or hold the Notes.
(a)(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a security holder’s decision whether to sell, tender or hold the Notes.
(a)(5) There are no material pending legal proceedings relating to the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.
(b) The information set forth in the Offer to Purchase is incorporated herein by reference.
On January 8, 2010, pursuant to Sections 12.6 and 14.2(1) of the Indenture, the Company gave notice (the “Notice”) to all holders of the Notes that it had entered into an Agreement and Plan of Merger, dated as of October 6, 2009 (as amended or supplemented, the “Merger Agreement”), with Viasystems Group, Inc., a Delaware corporation (“Viasystems”), and Maple Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Viasystems (“Merger Sub”), pursuant to which the Company agreed to merge with Merger Sub and become a wholly owned subsidiary of Viasystems (the “Merger”) and that shares of Company common stock outstanding at the closing of the Merger would be converted into the right to receive the Merger Consideration at the effective time of the Merger in accordance with the Merger Agreement. The Notice announced that a Fundamental Change (as defined in the Indenture) was anticipated to occur on or about February 9, 2010 as a result of the Merger. The Notice further announced that each holder of the Notes was expected to have the right upon the occurrence of the Merger to require all or a portion of their Notes to be repurchased at a purchase price equal to 100% of the aggregate principal amount of their Notes to be repurchased plus interest accrued but unpaid to, but excluding, the Repurchase Date (as defined in the Indenture).
On February 17, 2010, the Company filed a Current Report on Form 8-K (the “Form 8-K”), disclosing that the Merger was consummated in accordance with the Merger Agreement on February 16, 2010 and that, under the terms of the Merger Agreement, each outstanding share of Company common stock (other than shares of common stock held by the Company, Viasystems and Merger Sub, and certain restricted shares granted to directors on August 7, 2009) was converted in the Merger into the right to receive 0.1119086 of a share of Viasystems Common Stock, and cash with respect to any resulting fractional shares. Upon the effective time of the Merger, holders of Company common stock immediately prior to the effective time of the Merger ceased to have any rights as shareholders in the Company (other than their right to receive the merger consideration). The Company also disclosed that, on February 16, 2010, the Company and the Trustee entered into a First Supplemental Indenture (the “First Supplemental Indenture”) to the Indenture that, among other things, provides that holders of the Notes will receive shares of Viasystems Common Stock and cash in lieu of fractional shares upon the conversion, if any, of their Notes under the Indenture in an amount equal to the number of shares of Viasystems Common Stock and cash in lieu of fractional shares that such holder would have received if such holder converted its Notes immediately prior to the Merger. Under the First Supplemental Indenture, Viasystems also irrevocably and unconditionally guaranteed all of the Company’s obligations under the Notes and the Indenture. A copy of the First Supplemental Indenture was attached to the Form 8-K as Exhibit 4.1 and is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)*	Notice of Fundamental Change and Offer to Purchase, dated March 16, 2010.

(a)(1)(B)*	Press release, dated March 16, 2010.

(b)	Not Applicable.

(d)(1)
Indenture, dated as of May 16, 2006, between Merix Corporation and U.S. Bank National Association, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 16, 2006 and Exhibit 10.1 attached thereto.

(d)(2)
Supplemental Indenture, dated as of February 16, 2010, between Merix Corporation, Viasystems Group, Inc. and U.S. Bank National Association, as trustee, hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on February 17, 2010 and Exhibit 4.1 attached thereto.

(d)(3)
Agreement and Plan of Merger, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and Merix Corporation, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on October 7, 2009 and Exhibit 2.1 attached thereto.

(d)(4)
Note Exchange Agreement, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and the Noteholders party thereto, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Registration Statement on Form S-4, filed on November 10, 2009 and Exhibit 10.8 attached thereto.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
          Not Applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2010	MERIX CORPORATION
	By:	/s/ Gerald G. Sax
		Name:	Gerald G. Sax
		Title:	Vice President, Treasurer and Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Notice of Fundamental Change and Offer to Purchase, dated March 16, 2010.

(a)(1)(B)*	Press release, dated March 16, 2010.

(b)	Not Applicable.

(d)(1)
Indenture, dated as of May 16, 2006, between Merix Corporation and U.S. Bank National Association, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 16, 2006 and Exhibit 10.1 attached thereto.

(d)(2)
Supplemental Indenture, dated as of February 16, 2010, between Merix Corporation, Viasystems Group, Inc. and U.S. Bank National Association, as trustee, hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on February 17, 2010 and Exhibit 4.1 attached thereto.

(d)(3)
Agreement and Plan of Merger, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and Merix Corporation, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on October 7, 2009 and Exhibit 2.1 attached thereto.

(d)(4)
Note Exchange Agreement, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and the Noteholders party thereto, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Registration Statement on Form S-4, filed on November 10, 2009 and Exhibit 10.8 attached thereto.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.